Exhibit 21

EXPAND ENERGY CORPORATION
an Oklahoma Corporation

SIGNIFICANT SUBSIDIARIES*

Limited Liability Companies	State of Organization
Expand Operating LLC	Oklahoma
Expand Exploration LLC	Oklahoma
Expand Appalachia LLC	Oklahoma
Expand Gulf Coast LLC	Oklahoma
Expand Energy Marketing LLC	Texas

* In accordance with Regulation S-K Item 601(b)(21), the names of particular subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary (as that term is defined in Rule 1-02(w) of Regulation S-X) as of the end of the year covered by this report have been omitted.